

Mail Stop 3628

May 11, 2016

Kevin DeNuccio
President and Chief Executive Officer
Violin Memory, Inc.
4555 Great America Parkway
Santa Clara, California 95054

> **Re: Violin Memory, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2016**
> **File No. 001-36069**

Dear Mr. DeNuccio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the Schedule 14A and any information you provide in response to these comments, we may have additional comments.

General

1.   Please clearly mark your proxy statement and form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

2.   Please confirm that the next proxy statement submission, as distinguished from the Notice of Annual Meeting, will include the anticipated date on which the definitive proxy statement will be released to security holders as required by Rule 14a-6(d), or advise.

3.   We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website. Notwithstanding your disclosure that these materials will also be mailed to stockholders, please advise whether the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize how compliance with Rule 14a-16 has been effectuated.

Questions and Answers about the Annual Meeting

Who will engage in a solicitation of proxies? Who will bear the cost of that solicitation?, page 2

4.   In light of the solicitation in opposition to the nominees' election, please revise the proxy statement to provide the disclosure required by Items 4(b)(2), (b)(4) and 5(b) of Schedule 14A for each participant.

5.   In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Will any other matters be presented at the Annual Meeting?, page 4

6.   You state that if other matters are presented at the annual meeting, individuals named as proxies will have discretionary authority to vote on those other matters. Please qualify the scope of such discretionary authority as outlined in Rule 14a-4(c)(1).

Board of Directors, page 14

7.   You state that your board is divided into three classes, each serving staggered, three-year terms. You further state that the Class III nominees, if elected at this year's meeting, will serve until your 2018 meeting, which appears to be a two-year term. The disclosure at page 1, however, states that Class III directors would serve until the 2019 annual meeting or until their successors are elected and qualified. Please revise or advise.

8.   You state that you have no reason to believe that any nominee will be unable to serve as a director. Please advise, and if true, disclose, whether the nominees have consented to be named and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

9.   You state that "…if any nominee becomes unable to serve, the persons named as proxies will have discretionary authority to vote for a substitute nominee." Please clarify, if true, that proxies may confer discretionary authority to vote for a substitute candidate only if a bona fide nominee is unable to serve or for good cause will not serve. Refer to Rule 14a-4(c)(5). Please confirm in your response letter that if the Board identifies or nominates a substitute nominee before the annual meeting, the Company will file an amended proxy statement that (1) identifies such substitute nominee; (2) discloses that the substitute nominee has consented to being named in the revised proxy statement and to serve, if elected; and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A for the substitute nominee.

Security Ownership of Certain Beneficial Owners And Management, page 18

10.   You state that Mr. Grant "may be deemed" to beneficially own the shares held by each of Applied Value and Garden Growth. Please revise to state clearly that Mr. Grant beneficially owns these shares. Refer to Rule 13d-3(a), which provision does not qualify the determination of beneficial ownership with the term "deem."

Proposal 2

Effect of the Reverse Split on Our Common Stock, page 34

11.   For clarity, consider expanding the table on page 34 to include additional columns disclosing the number of shares of common stock authorized but unissued and the number of shares reserved for issuance after giving effect to the reduction in authorized shares pursuant to Proposal 3.

Form of Proxy

12.   Notwithstanding the disclosure on page 4 indicating that the participants are unaware of any other matters to be introduced at the annual meeting, we noticed the disclosure that indicates that "the proxies are authorized to vote on such other business as may properly come before the meeting or any adjournment thereof." Please remove the implication that the proxy holders have been authorized to vote on any and all matters by further qualifying the scope of such discretionary authority granted by providing disclosure of the applicable standard under Rule 14a-4(c)(1).

13.   Advise us, with a view toward revised disclosure, whether the proxy holders reserve the right to use the discretionary authority available under Rule 14a-4(b)(1) for choices not specified on matters other than the election of directors.

14.   Advise us, with a view toward revised disclosure, how the participants have fulfilled their disclosure obligations under Rule 14a-4(e).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457, or me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions